Exhibit 10.1

Senetek PLC

Moderator: Frank Massino

November 20, 2007

12:00 p.m. ET

OPERATOR: Good afternoon. My name is Julianne and I will be your conference operator today. At this time, I would like to welcome everyone to the Senetek PLC shareholder teleconference. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question-and-answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press star then the number two on your telephone keypad.

This discussion will contain forward-looking statements regarding future events. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include failure to get regulatory approval for our product candidates, market acceptance for approved products, management of rapid growth, risks of regulatory review and clinical trials, intellectual property risks, and the need to acquire additional products. We would like to refer our audience to the documents that Senetek’s files from time to time with the Securities and Exchange Commission.”

“I would now like to turn it over to Bill O’Kelly, Chief Financial Officer of Senetek PLC.”

“Good morning and thank you for taking the time to participate in Senetek’s shareholder’s teleconference. This morning’s opening statement will cover the following topics:

•	A review of the third quarter operating results;

•	The Annual General Shareholders meeting;

•	An update on Invicorp™, Reliaject™ and RNA Interference technology;

•	Skincare and dermatological therapeutics, and;

•	Investor Relations and Capital Structure.

Finally, we’ll open the call to a brief question and answer session.

Beginning with the financials, our operating results for the third quarter of 2007 were in line with expectations set when we announced the fully paid license with Valeant earlier this year.

Total revenues for the third quarter of 2007 were $469,000, compared to revenues of $2,027,000 in the third quarter of 2006. Currently, all of our revenues are derived from licensed monoclonal antibodies and this will remain the case until skincare revenues from new compounds are realized. We may possibly have some initial recognition of revenues related to our collaboration with Triax late in the fourth quarter of 2007 with the full effect beginning in 2008.

We reported a net loss of $998,000 for the third quarter and expect to report a net loss in the fourth quarter of this year due principally to initial sales and marketing expenses related to the Triax collaboration and increased levels of research and development spending. We currently anticipate that we will be profitable in 2008 based on the economics of the Triax agreement.

We ended the third quarter of 2007 with $20.6 million in cash. We will use cash in operations for the balance of 2007 but we anticipate that our cash position will remain very strong during that period, that we will return to cash flow positive operations in 2008 and that we will continue to be financially well positioned to execute on our strategy.

I will now turn the call over to Frank for the balance of the opening remarks.

Thank you, Bill…

Good morning, and thank you for tuning into the Third quarter shareholder teleconference. I would like to first address the recently adjourned Annual General Meeting and then provide a business update.

The 2007 Annual General Meeting was adjourned due to a lack of a quorum. Although we have a mere 200 ordinary shareholders representing less than .6% of total capital ownership, our bylaws dictate that we must have two ordinary shareholders present at the Annual Meeting. This class of shareholder did not receive notification of the meeting and proxies due to an error made by our proxy solicitor. This is not in good standing with our contract and therefore, we are confident that all expenses relating to this meeting, to include travel expenses shall be reimbursed by the proxy solicitor.

Although an insignificant number of shares were not voted as a result, management and the Board felt it imperative that any individual shareholder, regardless of the size of their holdings, should be entitled to vote. We have published a status report on the votes tabulated to date and all resolutions are in good standing to pass.

Now, with regards to our business, I will begin with Invicorp™. We have two partners, Ardana BioSciences for Europe and Plethora Holdings for North America. First, I report that we have held discussions with the new management at Ardana BioSciences and were quite pleased with the outcome. We are convinced that Ardana has a commitment to Invicorp™, nonetheless, they have encountered significant difficulties with the Danish Medicines Agency, who has been overburdened and understaffed to see many filings through the European Union. Approximately two weeks from today, Senetek and Ardana will reconvene to review Ardana’s strategies for gaining Pan European approval going forward. We were left with the note that Ardana would be quite aggressive in their actions.

On the North American front, Plethora continues to make great progress with the FDA, still projecting Invicorp™ to be launched in the US market in late 2009. Perhaps even more important, several companies have expressed interest in Invicorp™ for the other significant worldwide territories - BRIC - as we collectively call it in the industry… Brazil, Russia, India and China. Having said that, we have contractual items in our existing Invicorp™ agreements that we must take care of before we finalize any transaction.

I am sure many of you are aware of the recent findings that several Viagra users have had the unfortunate adverse event of sudden deafness. Couple this with the contraindications of use in cardiovascular impaired patients, issues with vision and ineffectiveness in the moderately severe to severe ED patient, the future indeed looks bright for Invicorp™.

Transitioning to another ancillary but key technology, RNA Interference, we are pleased to report excellent results in human clinical trials. A total of 46 patients have been treated with this specific RNAi sequence and results will be announced in the near future. One example of an extraordinary result relates to an individual diagnosed with grade 3 glioblastoma multiforme… average life expectancy from diagnosis equals 8 months… treated and alive 24 months post diagnosis, having returned to work.

It is important for you the shareholder and/or potential future investor to know, that our RNAi technology is beyond theory, and proof of concept exists., It is a commercially viable asset. Our goal is to partner with a major pharma company to bring this technology to market.

Transitioning to Reliaject™, a proprietary drug delivery system, we are happy to report progress with this technology. Due to confidentiality, we cannot name specifics but Ranbaxy is working towards a collaboration with another company for use of the Reliaject™ with their product. This joint effort would in effect help speed up the regulatory approval process for epinephrine in the Reliaject™. Again, we are expecting revenues from Reliaject™ to hit sometime in late 2009.

Moving on to our core competency, skincare and dermatological therapeutics, we are pleased to announce that product for the initial Triax/Senetek clinical seeding program for Pyratine-6™ has been produced and will be underway by December 1, 2007. The initial launch of the product will take place at the 2008 American Academy of Dermatology meeting in San Antonio on

February 9th. The Pyratine-6™ clinical trial results for antiaging are currently being written up and should appear in a Dermatology journal in the first quarter. Triax has hired a highly respected Public Relations firm, the Berman Group to help create media attention and drive patients into the physician’s offices.

The Pyratine-6™ acne rosacea study conducted at the Department of Dermatology at the University of California at Irvine has been completed with excellent findings. These findings will be published in the near future once the final patient completes his last treatment visit, thus allowing final tabulation and statistical analysis of the study results. At the request of the patients and the attending physicians we are extending the study for another 9 months - the patients were insistent on being able to continue using the product. The initial findings will also be written up and submitted for journal publication. The estimated acne rosacea market worldwide, by year 2008, is projected to be $738 million.

As you may or may not know, our pipeline in the skincare and dermatological therapeutic area is rich, with 23 of 47 new compounds being successfully screened for biological activity and lack of toxicity at the cellular level. A detailed strategy is being put in place with an emphasis on accelerated development of several of these compounds, targeting therapeutic areas with unmet needs. One area that we are focusing on is wound care, with a projected worldwide market of $15.3 billion by 2010.

On the Investor Relations side, we presented at the 9th Annual Rodman and Renshaw Healthcare Conference. In addition, an independent research report was filed with the Value Investor’s Club, a private internet site for professional investors. We have been interviewing candidates for the express purpose of handling Senetek’s IR needs.

In reference to our capital structure, we can get into more specifics on the timing of the reverse stock split during the Q&A session. You should know that we have taken the first step in contacting both the NASDAQ small cap and the American Stock Exchange regarding a potential National listing. As we get more definitive answers, we will update our shareholders via a shareholder teleconference coupled with a press release and 8-K filing if required.

Now, I would like to open the floor up for questions and answers, noting that we have limited time.

OPERATOR: Thank you. At this time, I would like to remind everyone, if you would like to ask a question, please press star then the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question is from the line of Jack Scott with Jack Scott Asset Management.

JACK SCOTT, JACK SCOTT ASSET MANAGEMENT: Hey Frank.

FRANK MASSINO: Yes.

JACK SCOTT: Hey good morning. I wanted to, well first of all, the things that you’ve mentioned are all very good, very encouraging. The thing that’s concerning me greatly, to be honest, is the fact that while you’re considering bringing on an additional IR, an IR person again, that what really is needed here, in my opinion, is a significant PR firm. Now you’ve mentioned Berman Group that Triax has hired. The question there is one, how much exposure is that going to be for Senetek because the reality of it is, Frank, despite the, you know, and I would say very good job that you’ve been doing identifying product and, you know, bringing these products to market. The reality is that the job of a CEO is also to help realize shareholder value. And while we have had an increase in the share price from 19 cents last year to 33, 34, today and we were as high as 43, the fact of the matter is that currently Senetek’s market cap is about that of its cash value, maybe even less. And the reality of it is, is that given the pipeline that you’ve described and the product and everything that’s coming down the road, if this company were exposed to a greater audience in terms of PR and getting out and getting the message out to the world beyond just its current investor base, because we all know about it, then in my opinion this stock would be probably double what it is right now given comparable stocks that are listed at similar prices.

So what I’d like to hear from you, and I’m sure all of the other investors who have been with you for many, many years, as we have, would like to hear is that what is going to be the program, not on the IR front, but on the PR front. What is going to be the plan to get the Senetek story, which is a great story, told to a new generation of investors?

FRANK MASSINO: That’s a very good question Jack, and I would agree with you. First and foremost, what we are doing, and I was remiss in not stating this in the introduction, we are in the process of shoring up our headcount, making an offer to bring on an Executive Director of Operations. We’re also interviewing additional business development candidates and a product manager. We believe that we are now situated with the cash and the technology and with the right team we can move these things forward. And you are absolutely correct that my job is to promote the company and not be as much on the operations side as I have been in the past.

The idea behind having an IR person solely dedicated to Senetek, is that this individual would also reach out to potential new investors and work towards getting media exposure. And I can assure you that we are still in search of a significant PR firm but it has been challenging.

We do think there will be some rub off with the Berman Group, and quite candidly in meeting with the Berman Group, there’s a possibility that they could be a choice for Senetek as well. Keep in mind that the Pyratine-6™ trademark is a Senetek trademark and the packaging will have Senetek on it as well as Triax. This should provide both corporate and brand recognition

JACK SCOTT: The question I have, Frank, that’s great – and you just said something. You said it’s been challenging getting a PR firm. Can you just, can you explore that a little bit? What’s the, what’s the issue in getting, really, like for example, a Rubenstein or some such firm in New York? What’s the challenge there because I’ll be honest with you, what I’d love to see here is, look you’re a pretty articulate expert on skin care and skin products, et cetera. And, when one flips through the dial on the TV, you see all kinds of people talking about skin care and new products and, to me, you ought to be on the TV talking about what Senetek is doing?

FRANK MASSINO: We would agree with you. And I have to say that perhaps it’s not been so much enlisting the support or the attention of an IR/PR firm, a public relations firm, it’s been the execution and the management of it. And quite candidly, Jack, what has happened is that it seems every time we go with some of the companies, we get all these promises, and they’re not delivered. And it’s always a two-way street, so I’m not going to just push it back to the PR firm. But it’s interesting that, historically we’ve dealt with tremendous turnover in staff at these agencies. Rubenstein, by the way, is a good company to look into. If there’s anybody in the audience that has ideas or contacts that would give us that attention, we definitely would sit down with them.

JACK SCOTT: Well I will be happy to offline because I do have a relationship with Rubenstein and I would be happy, more than happy to arrange for you to chat with the appropriate people over there.

FRANK MASSINO: I would like that. I sincerely would. You know, you are absolutely correct. We’re not going to sit here and say that your points are not well taken. And I know people say, well, you spend money, you pay $15,000 a month, whatever, for a PR/IR firm. Yes, based on the fact that we might have done it a little prematurely and we probably didn’t do the screening that we should have in the past, we will now definitely be very focused and hardnosed about who we do bring on.

JACK SCOTT: Well that would be, that would be great. Well I wish you a lot of good luck and Happy Thanksgiving.

FRANK MASSINO: I appreciate that. Same to you.

OPERATOR: Your next question is from the line of Hayes Martin, a private investor.

HAYES MARTIN: Well hi Frank.

FRANK MASSINO: Good morning Hayes.

HAYES MARTIN: Yes, for the benefit of the audience on the call, I attended the Rodman & Renshaw presentation by Senetek a couple of weeks or so ago and I thought it was excellent. And I was extremely impressed with the slide presentation on the uniqueness of PRK and the HPA, whatever it’s called, compound, comparing it to Kinetin and essentially blowing away Kinetin on a number of different parameters. So I am more sold than ever that I think you really have some uniqueness here.

Frank, could you give a little bit greater insight into the two new compounds, how they differ, not just from Kinetin but from the compounds which are typically out there today in the most popular products being sold.

And where did this uniqueness come from? I was interested when you showed that you could decrease course wrinkles, which you mentioned is a very unique thing in addition to fine wrinkles. Is that an effect of stimulating collagen production? I know also that the anti-inflammatory properties, I think, are quite unique here, could you explain some of that to us comparative to other technologies currently available?

FRANK MASSINO: Yes, Hayes. I will start with the PRK124, the Pyratine-6™ that Triax will be launching. It does have different attributes than the 4 hydroxy BAP, which is the second compound. They definitely are differing with regards to their activity. Now they are both cytokinins just like Kinetin is a cytokinin, but they’re a different classification of cytokinins. They’re new. And I will tell you that for the mechanism and mode of action, we understand some of it, but we are doing additional detailed studies with regards to its actual pinpointed mechanisms of action. And some of our partners are working on this as well. But if we were to take a look at Pyratine-6™ and you would compare it to, say, Kinetin or TNS recovery factor by Skin Medica or Allergan’s Prevage™, I think you’ll find that Pyratine-6™ will be faster acting, and that’s probably one of the most important things when you start speaking to a person that has photo damaged skin or aging skin. They want results immediately.

Another attribute I think that really stands out with Pyratine-6™, is it’s ability to reduce erythema, redness. I made a comment in my presentation on the acne rosacea patient. The acne rosacea patient actually has a lot of redness, and the fact is that if you can imagine, every patient really pressed upon the clinicians to continue with the treatment, and we actually had 20 of 24 patients sign up for additional trials, a 9 month extension. This demonstrates we have a product that is really proven to reduce the redness. That is one of the most significant attributes I think that Pyratine-6™ does offer. The effect on erythema, that is the improvement in skin color, will be superior to the products currently in the market.

In addition, I will tell you that our formulations are aesthetically appealing to the consumer.

The 4 hydroxy BAP is, in my opinion, and from the data, is a little more heavy duty in some cases than Pyratine-6™ which also treated course wrinkles. Now I want to make a note that there’s nine parameters that the FDA will look at for a product to be approved for anti-aging, and course wrinkles is one of them. It’s the most difficult parameter to treat. Pyratine-6™ really outperformed the results you would see with Renova™, the only approved prescription product, and you saw the results against Kinetin. But the amazing thing is the phenomenal result that we saw with 4 hydroxy BAP. It was just incredible, the statistically significant improvement that we saw in the treatment of course wrinkles. So we definitely think that 4 hydroxy BAP will be and can be positioned differently.

In addition, we found in the clinical trials that 4 hydroxy BAP had activity against acne vulgaris, not to be confused with the acne rosacea, which is the redness. People sometimes confuse it with the different indications. They don’t even know what acne rosacea is. The acne vulgaris, I think we all know, is inflammatory pustules and pimples. With 4 hydroxy BAP, we have a compound we think should be studied further for acne vulgaris.

Both compounds have anti-inflammatory activities and reduce the epidermal cell turnover. We have not pinpointed the exact mechanism but we certainly have really great clinical data that these are very, very therapeutic products.

HAYES MARTIN: Frank, just one other thing, with these unique properties and the Triax deal I gather is North, is U.S. ethical, obviously there’s a vast global market potentially for products with these kind of features. Are you currently in negotiation with some heavy hitters to make deals to tackle Europe, the Far East, South America, other major markets?

FRANK MASSINO: Unequivocally yes, Hayes. And I will tell you that, for example, I keep emphasizing the reduction of redness, erythema. This translates into being an excellent potential skin whitener, skin lightener compound. In Japan alone, as far back as 2001, the market there was $500 million. And it’s been growing at a double-digit compound annual growth rate. And so it’s over a billion. One of our partners is looking at filing for quasi medicated drug status in Japan. So yes, we are working with a lot of different partners that traverse the universe.

Now I’ve always been accused as far as being a little bit enthusiastic and saying it’s going to happen tomorrow. What I do say, and I think that most people will agree that it does happen with time… well, most of these are large players, and thus it does take a longer time. We’re not looking for a quantity of partners. We’re looking for quality of partners. So you have to bear with us.

HAYES MARTIN: Frank, just one last thing. I was interested in Jack’s point about your being an expert. And hearing you talk now, you have a remarkable perspective and knowledge of the various skin care technologies available, and I would agree completely with Jack that I think as part of Senetek’s PR program in the future that you should be positioned through PR people to be an expert who would be on television and comment in the media. And I think this could be extremely beneficial to enhancing Senetek’s overall public image.

FRANK MASSINO: I appreciate that Hayes, and I think that is the goal of the board as well as management. The fact is, we all know that I’ve run a very lean ship here, and we are very excited about some of the people that we have identified, and we do have an offer letter going out to an individual that we think can really help take Senetek to the next level and free me up to do more public speaking.

HAYES MARTIN: Great. Look forward to that Frank.

FRANK MASSINO: Thank you Hayes.

OPERATOR: Your next question is from the line of Tom Seymour, a private investor.

TOM SEYMOUR: Good morning Frank. Congratulations again to you and the Senetek team, good job.

FRANK MASSINO: I appreciate that. We’re still not there Tom at the share price, and that’s not…

TOM SEYMOUR: I know I’m looking for that too, but one of the things that you’ve mentioned in the past, I didn’t even hear the words merger acquisition this morning, I’m looking at the things we’re going to be voted on or were voting on, and there were a couple that kind of suggest maybe something in the wings or just to be prepared. Anything in the wind for merger acquisition, any of that stuff that you can talk about.

FRANK MASSINO: I’ll give you some factual feedback. With regards to merger and acquisitions, we have a couple of companies that have approached us, but it’s our belief right now that we’re totally undervalued and if we were to do a merger, we would be trading or dealing in currency or stock that’s undervalued. It’d be like dealing with the dollar against the UK pound. I don’t really think that it’s appropriate at this time. Bill and I have been working on an acquisition for a small unnamed company that had about five million dollars in revenue, but as we went into the due diligence, quite candidly, it did not really pan out. We are looking at potential mergers and acquisitions but what we have to always keep in mind is that we must always stay focused. , Do chicken and do chicken right, like that commercial used to say.

TOM SEYMOUR: OK. One related question then I’ll let others in, along with that, on the capital structure, you touched on that a little and it looks like we’re going ahead with a reverse split to your next month. You mentioned about talking to AMEX and NASDAQ but could you expand anymore on where we’re at on that and I’m particularly interested and asked you before about migrating to America and being in a position to buy back stock because, there again, I think we’re selling so cheap I wish we were able to take some off the table. Could you kind of address that a little bit?

FRANK MASSINO: Yes, I’ll start briefly and then turn it over to Bill, particularly on the timelines for the reverse stock split and the mechanics. We would agree with you that it would be a great time to buy back our stock but because of our accumulative deficit account we can’t at this time, being a U.K. company. The fact is, is that the migration to the U.S., that’s an alternative but I will tell you that we’re talking a seven figure transaction cost as far as doing that plus about 40 million NOLs lost in Europe. I remember a point a shareholder made that you can’t use the ADR as an excuse for the stock price not being up there because Glaxo SmithKline was an ADR. I believe Toyota is an ADR and many of these companies have done well. I’ll never say never, but I’m not so sure it’s the wisest use of our money right now. Bill will speak to this a little bit more in detail.

BILL O’KELLY: Yes, on the migration issue, there is, there are a lot of troublesome issues with regards to both the expense of actually doing that type of a transaction and the loss that we would incur because of our net operating losses and the fact that it would probably be a taxable transaction in the U.K. We’ve studied this to great length over the past year. We’ve tried to figure out different alternatives to it, but it always comes up at a pretty substantial cost and that’s the situation we’re in with regards to that. In terms of the reverse stock split, we will give notice to the exchange on the 30th of November and the split will be affected around the 14th of December. It’ll be approved and finalized on the 10th and affected on or around the 14th. That’s the timeline that the Bank of New York, our agents, have given us at this point in time.

FRANK MASSINO: We also have Chip Nichols on the line. As you know, Chip is an attorney that has been in-house with us and currently works in a consulting capacity. Chip has also been deeply involved in the evaluation of migrating to the U.S. Chip, is there anything that you would like to say about the buy back of shares and a migration to the U.S. from a legal perspective?

CHIP NICHOLS: Well, I think you both covered all of my thoughts on it, except to concur with you, Frank, that there’s nothing awful about being an ADR security and, in fact, in terms of flexibility of the original listing and maintenance of listing with both of the organizations you mentioned, NASDAQ and AMEX, in fact, foreign assures have a somewhat easier go, so…

FRANK MASSINO: I appreciate that Chip.

TOM SEYMOUR: Thanks Frank. You guys have answered my questions and keep doing what you’re doing.

FRANK MASSINO: Thank you Tom.

OPERATOR: Once again, in order to ask a question, please press star, one. Your next question is from the line of Richard Sandefur, a private investor.

RICHARD SANDEFUR: Good morning.

FRANK MASSINO: Good morning Richard.

RICHARD SANDEFUR: My question has to do with our partnership with Triax in 2008. How would you characterize it? I’m a little bit confused; a littler murky on the launch that we have for our product with them. Is that going to be a great big launch initially and then carrying through that or is it going to be a more gradual type of launch? You said a few things about that but could you say a little bit more?

FRANK MASSINO: Right. As I mentioned, we have produced actual product and we are looking at a clinical seeding program with noted dermatologists to begin in December of this year. They will try the product and provide us feedback on the product’s attributes, phase IV marking, as you might call it. The actual launch will be at the American Academy of Dermatology which starts around February 9th in San Antonio, Texas and that will be a major campaign and the fact of the matter is, I can’t disclose specifically all the plans that Triax has, but you should know that they’ve signed a seven figure contract with the Berman Group to rapidly accelerate the awareness of Pyratine-6™. They’re extremely excited about this product and I will tell you I feel very confident and comfortable with Pyratine-6™ being in the hands of Triax. You’ll see a lot of noise level.

RICHARD SANDEFUR: What could you say about the revenue to us with that program, with that marketing program? Will our revenues sort of be backend loaded or will we see some substantial revenue sort of at the frontend as well?

FRANK MASSINO: I think that you’ll see revenues in the beginning. I think that you’ll see more of an accelerated climb towards the end but that $10.8 million guarantee, well, we expect for them to blow by that, to actually do better than $10.8 million in revenues but yes, you’ll see revenues along the way. They will be booked as they come in and I think that early on you’ll see a bolus of revenues. You might see a little flattening period and then followed by increases.

RICHARD SANDEFUR: OK. Then a final question; on the meeting that’s planned for December, do you think that you’ll be able to have a quorum there and get that disposed of, the meeting disposed of at that point?

FRANK MASSINO: Yes, absolutely. Just so you know that at the last meeting, I was the only ordinary shareholder in attendance but since then Bill has become an ordinary shareholder and that will take effect by the date of the reconvened meeting. We will definitely have a quorum for the meeting.

RICHARD SANDEFUR: OK thanks.

FRANK MASSINO: Sure.

RICHARD SANDEFUR: Keep up the good work.

FRANK MASSINO: Thank you.

OPERATOR: Your next question is from the line of Charles Kusnyer, a private investor.

CHARLES KUSNYER: Hey good afternoon. On the RNA Interference, could you give us a little bit more information regarding your, the partnership that you’re seeking and also like what the costs will be as to get that product out in the marketplace?

FRANK MASSINO: Yes. Charles, just so you know, there’s a lot of companies out there with RNA Interference technology and other variations of that technology. We are somewhat fortunate that we are actually in clinical trials and have good results so we have proof of concept, and that’s all being done in Poland and the fact is that all 46 patients are still alive. The key is that we’re looking for a major pharma company to partner with. The idea of the deal structure would be a large upfront payment and royalty on net sales. We don’t expect to use our money to take it any further into development because that’s not our focus. We’re a life science company with a focus on the study of senescence, aging, with an emphasis in the area of skincare and dermatological therapeutics, but this has the potential of being a blockbuster and the great thing about it is that it should have fast track through the FDA during the filing, so many companies will have an interest in this compound.

CHARLES KUSNYER: Thank you Frank.

FRANK MASSINO: Sure.

OPERATOR: There are no further questions at this time. I would now like to turn the call back over to Mr. Massino for any closing remarks.

FRANK MASSINO: Thank you everyone for participating and have a Happy Thanksgiving. Bye now.

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